February 7, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SQL Technologies Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-261829) (as amended, the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, February 9, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

If you have any questions regarding this request, please contact our outside counsel, Jurgita Ashley of Thompson Hine LLP, at (330) 819-1221 or via Jurgita.Ashley@ThompsonHine.com. Please also call Jurgita Ashley as soon as the Company’s Registration Statement on Form S-1 has been declared effective. Thank you for your attention to this matter.

Sincerely,

SQL TECHNOLOGIES CORP.

By:	/s/ John P. Campi
Name:	John P. Campi
Title:	Chief Executive Officer

cc: Jurgita Ashley, Thompson Hine LLP